SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL revises the supply guidance in the domestic market for the range from -2% to -4% in the second half and from zero to -1% in 2015

São Paulo, August 13, 2015 - GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), (S&P: B, Fitch: B-, Moody’s: B3), the largest low-cost and best-fare airline in Latin America, hereby announces a change in its 2015 guidance, disclosed on March 30 2015.

The previous domestic supply (ASK) guidance of zero growth has been changed to a range from zero growth and -1% in relation to the previous year. As the Company recorded a capacity increase of 2.1% in the first half of 2015, there should be a reduction of between -2% and -4% in the second half. The new guidance chart for 2015 is shown below:

2015 GUIDANCE	From	To
Annual Change in Domestic Supply (ASK)	zero	-1%
Average Exchange Rate (R$/US$)	3.15	2.95
Jet Fuel Price	2.30	2.10
Operating Margin (EBIT)	2%	5%

The reduction in the domestic market supply reflects the country’s challenging economic scenario, marked by the depreciation of the real against the dollar, inflation of more than 9.5% in the last twelve months, with a negative impact on the population’s purchasing power, and a substantial decline in the number of business travelers.

Since 2011, GOL has reduced its seat supply more than any other domestic market airline in order to adjust the size of its operations. As a result of this adjustment, its operational efficiency ratio increased by 9.5 percentage points from 69.0% in 2011 to 78.5% in 2015.

Due to the impact of an adverse macroeconomic scenario, GOL may revise its guidance to incorporate any developments in its operating and financial performance, as well as any changes in interest, FX, GDP and WTI and Brent oil price trends.

Investor Relations

ri@golnaweb.com.br

www.voegol.com.br/ri

+55(11)2128-4700

1	GOL Linhas Aéreas Inteligentes S.A.

GOL revises the supply guidance in the domestic market for the range from -2% to -4% in the second half and from zero to -1% in 2015

About GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes S.A. (BMF&BOVESPA: GOLL4 and NYSE: GOL), the largest low-cost and best-fare airline in Latin America, offers around 900 daily flights to 73 destinations, 17 international, in South America, the Caribbean and the United States, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. The SMILES loyalty program allows members to accumulate miles and redeem tickets to more than 700 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 3,500 cities in Brazil and six abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

2	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2015

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.